1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Hon Hai and SPIL Exchange of Shares

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/09/15

Hon Hai Precision Industry Co., Ltd. (Taiwan Stock Exchange: 2317.TT) (“Hon Hai”) and Siliconware Precision Industries Co., Ltd. (Taiwan Stock Exchange: 2325.TT, NASDAQ: SPIL) (“SPIL”) will enter into a Strategic Alliance and Share Exchange Agreement to finalize the strategic alliance relationship. The alliance will not only provide customers with the best integrated service program through future collaboration on technology and business, but also establish a vertical integration of the electronics industry through this alliance.

Since Hon Hai and SPIL are all listed companies in Taiwan, the parties will exchange shares in accordance with Article 156.8 of the Company Act as well as the Strategic Alliance and Share Exchange Agreement in order to form this strategic alliance and business collaboration to strengthen their competitiveness.

The parties agree to use market value method to calculate the share exchange ratio, which is 1 common share of Hon Hai Share for 2.34 common share of SPIL common share. After Hon Hai and SPIL exchange of shares, Hon Hai will hold 840,600,000 SPIL’s shares, accounting for 21.24% shares of SPIL, post capital increase; and SPIL will hold 359,230,769 of Hon Hai shares, accounting for 2.20% shares of Hon Hai, post capital increase.

After establishing the alliance of the parties, SPIL’s market competitiveness will be strengthened through the outcome of the vertical integration, which will help SPIL in its long term operation and also have an anticipated positive effect towards the net value of share as well as the earnings per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	September 15, 2015	By:	/s/ Ms. Eva Chen

Eva Chen
Chief Financial Officer